United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2016

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On October 19, 2016, GW Pharmaceuticals plc (the “Company”), issued a regulatory news service (“RNS”) announcement stating the Company’s intention to cancel the admission of its 0.1 pence ordinary shares (Ordinary Shares) to trading on AIM on December 5, 2016. The last day of trading on AIM will be December 2, 2016. The Company will retain its U.S. listing on the NASDAQ Global Market of its American Depositary Shares (ADSs) under ticker symbol GWPH. Existing holders of ADSs do not need to take any action as a result of this announcement. The RNS is attached as Exhibit 99.1 hereto and is incorporated by reference herein. In connection with the AIM delisting, the Company’s Chairman delivered a letter to holders of the Company’s Ordinary Shares and the Company published a set of frequently asked questions (FAQs) about the AIM delisting on the investor relations section of its website. The Chairman’s letter and FAQ’s are attached as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated by reference herein. The information contained in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits

99.1 Regulatory news service announcement dated October 19, 2016

99.1 Chairman’s Letter to Holders of Ordinary Shares dated October 19, 2016

99.1 AIM Delisting Frequently Asked Questions published October 19, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: October 19, 2016